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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*

                       AMERICAN FILM TECHNOLOGIES, INC.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.002 PAR VALUE
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  026 038-30-7
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert E. Braun, Esq.
                     Jeffer, Mangels, Butler & Marmaro LLP
                      2121 Avenue of the Stars, 10th Floor
                         Los Angeles, California 90067
                                 (310) 203-8080
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 17, 1996
- ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 026 038-30-7                                         Page 2 of 5 Pages


    1  NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gerald M. Wetzler
          ###-##-####

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)

                                                                                                                  (b)




    3  SEC USE ONLY




    4  SOURCE OF FUNDS*


               Personal Funds


    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



    6  CITIZENSHIP OR PLACE OF ORGANIZATION


               United States

                      7    SOLE VOTING POWER

                              31,623,000(1) Common Stock

       NUMBER OF      8    SHARED VOTING POWER
       SHARES
       BENEFICIALLY              -0-
       OWNED BY
       EACH           9    SOLE DISPOSITIVE POWER
       REPORTING
       PERSON                 31,623,000(1) Common Stock
       WITH
                     10  SHARED DISPOSITIVE POWER

                                  -0-

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           31,623,000(1) Common Stock

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.99%(1)


   14  TYPE OF REPORTING PERSON*
              IN  (current?)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1)  See the information contained in Item 5(a) of this Amendment No. 11.

CUSIP No. 026 038-30-7                                       Page 3 of 5 Pages


                 This Amendment No. 11 (this "Amendment No. 11"), filed on behalf of Gerald M. Wetzler, a citizen of the United States, amends and supplements the statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on October 25, 1993 with respect to Mr. Wetzler's ownership of common stock, par value $.002 per share, of American Film Technologies, Inc. (the "Issuer"), as previously amended by ten (10) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Amendment No. 11 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the
Schedule 13D or amendment containing such information was filed with the Commission.

Item 1.          Security and Issuer.

                 Securities:

                 Common Stock, $.002 par value ("Common Stock")

                 Options to Acquire Common Stock ("Options")
                 Please see Item 4

                 Issuer:  American Film Technologies, Inc.
                                  300 Park Avenue, 17th Floor
                                  New York, New York 10022

Item 2.          Identity and Background.

                 (a)      Gerald M. Wetzler
                 (b)      300 Park Avenue, 17th Floor, New York,
                          New York 10022
                 (c)      Investor
                          300 Park Avenue, 17th Floor
                          New York, New York 10022
                 (d) Mr. Wetzler has not, during the last five years, been convicted in a criminal proceeding.
                 (e) Mr. Wetzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                 (f)      Citizen of the United States of America.

CUSIP No. 026 038-30-7                                        Page 4 of 5 Pages



Item 3.          Source and Amount of Funds or Other Consideration.

                 Mr. Wetzler used $200,000 of personal funds to acquire the Options in Item 4 below.

Item 4.          Purpose of Transaction.

                 On June 17, 1996, the Company entered into an agreement with Gerald Wetzler, the President of the Company, pursuant to which Mr. Wetzler purchased, for $200,000, an option to acquire common stock of the Company or, in the alternative, preferred stock convertible into common stock of the Company. The options give Mr. Wetzler the right to purchase up to 20,000,000 shares of common stock of the Company at an exercise price of $0.12 per share. If the Company does not, at the time of exercise, have sufficient shares of common stock authorized for exercise of the option, Mr. Wetzler shall have the right to purchase 10,000,000 shares of the Company's authorized but unissued preferred stock at an exercise price of $0.24 per share. The shares of preferred stock issued to Mr. Wetzler will vote with the Company's common stock on all matters, and each share shall entitle the holder to four votes on any matter brought before the stockholders of the Company. In addition, the preferred stock shall have a liquidation preference of $0.24 per share. The shares of preferred stock, if any, issued to Mr. Wetzler pursuant to the option will automatically be converted to shares of common stock at an exchange ratio of two shares of common stock for each share of preferred stock at such time as sufficient shares of common stock exist for such conversion, whether by amendment of the Company's certificate of incorporation, by redemption or repurchase of outstanding shares, or otherwise.

                 The Option Agreement is attached as an exhibit to this Amendment No. 11.

                 On June 18, 1996, Mr. Wetzler agreed to sell a total of One Million Five Hundred Thousand (1,500,000) shares of Common Stock in two transactions, in each case at a purchase price of $0.05 per share.

Item 5.          Interest in Securities of Issuer.

                 (a) 31,623,000 shares of Common Stock representing 34.99% of the Common Stock outstanding as of March 1, 1996.
                          Section 13(d) of the Securities Exchange Act of 1934, as amended ("Section 13(d)") only obligates Mr. Wetzler to report beneficial ownership as to those shares of Common Stock that

CUSIP No. 026 038-30-7                                        Page 5 of 5 Pages


                          he has the right to acquire within sixty (60) days.

                 (b) Mr. Wetzler has sole voting and investment power over 31,623,000 shares of Common Stock. Mr. Wetzler's voting control over an additional 300,000 shares of Common Stock owned by Richardson & Associates (as previously disclosed) expired on March 15, 1996.

                 (c) As of June 17, 1996, Mr. Wetzler has been granted the Option to purchase 20,000,000 shares of Common Stock by the Issuer. Upon certain conditions, the Option may be used to purchase 10,000,000 shares of preferred stock, convertible into 20,000,000 shares of common stock.

                 (d)      Not applicable.

                 (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 Pursuant to the terms of the Option Agreement, Mr. Wetzler was granted the Option.

Item 7.          Material to be Filed as Exhibits.

                 1. Stock Option Agreement, effective as of June 17, 1996, by and between Gerald M. Wetzler and American Film Technologies, Inc.


Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



_________________________              _______________________________
Date                                   Gerald M. Wetzler